Allego Announces Receipt of NYSE Notice of Non-Compliance With Continued Listing Standards
ARNHEM, Netherlands – April 12, 2024 – Allego N.V. (“Allego” or the “Company”) (NYSE: ALLG), a leading pan-European public electric vehicle fast and ultra-fast charging network, today announced that it has received written notice dated March 14, 2024 from the New York Stock Exchange (“NYSE”) indicating that the Company is not in compliance with Section 802.01C of the NYSE’s continued listing standards because the average closing price of Allego’s ordinary shares was less than US$1.00 over a consecutive 30 trading-day period.
Under the NYSE’s rules, the Company has six months following receipt of the notice to regain compliance with the minimum share price requirement. The Company can regain compliance at any time during the cure period if on the last trading day of any calendar month during the cure period the Company has a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the six-month cure period, both a US$1.00 closing share price on the last trading day of the cure period and a US$1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures.
Allego has advised the NYSE of its intention to cure the deficiency within the applicable cure period and is considering all available options in this regard, which may include, if necessary, effecting a reverse share split, subject to board and shareholder approval.
The NYSE notice has no immediate effect on the listing of the Company’s ordinary shares on the NYSE, subject to the Company’s compliance with the NYSE’s other continued listing requirements, and does not affect the Company’s ongoing business operations or its reporting obligations under the rules of the U.S. Securities and Exchange Commission.
About Allego
Allego is a leading provider of electric vehicle charging solutions, dedicated to accelerating the transition to electric mobility with 100% renewable energy. Allego has developed a comprehensive portfolio of innovative charging infrastructure and proprietary software, including its Allamo and EV Cloud software platforms. With a network of 30,000 charging points (and counting) spanning 16 countries, Allego delivers independent, reliable, and safe charging solutions, agnostic of vehicle model or network affiliation. Founded in 2013 and publicly listed on the NYSE in 2022, Allego now employs a team of more than 200 people striving every day to make charging accessible, sustainable, and enjoyable for all.
For more information, please visit www.allego.eu.

Forward-Looking Statements
All statements other than statements of historical facts contained in this press release are forward-looking statements. Allego intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,”, “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, without limitation, Allego’s expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Allego’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the ability of the Company to cure the minimum share price deficiency and regain compliance with NYSE listing standards and for the Company’s ordinary shares to remain listed on the NYSE, (ii) changes adversely affecting Allego’s business, (iii) the price and availability of electricity and other energy sources, (iv) the risks associated with vulnerability to industry downturns and regional or national downturns, (v) fluctuations in Allego’s revenue and operating results, (vi) unfavorable conditions or further disruptions in the capital and credit markets, (vii) Allego’s ability to generate cash, service indebtedness and incur additional indebtedness, (viii) competition from existing and new competitors, (ix) the agreement of various landowners to deployment of Allego charging stations, (x) the growth of the electric vehicle market, (xi) Allego’s ability to integrate any businesses it may acquire, (xii) Allego’s ability to recruit and retain experienced personnel, (xiii) risks related to legal proceedings or claims, including liability claims, (xiv) Allego’s dependence on third-party contractors to provide various services, (xv) data security breaches or other network outage, (xvi) Allego’s ability to obtain additional capital on commercially reasonable terms, (xvii) Allego’s ability to remediate its material weaknesses in internal control over financial reporting, (xviii) the impact of COVID-19, including COVID-19 related supply chain disruptions and expense increases, (xix) general economic or political conditions, including the Russia/Ukraine and Israel/Hamas conflicts or increased trade restrictions between the United States, Russia, China and other countries, and (xx) other factors detailed under the section entitled “Risk Factors” in Allego’s filings with the Securities and Exchange Commission. The foregoing list of factors is not exclusive. If any of these risks materialize or Allego’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Allego presently does not know or that Allego currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Allego’s expectations, plans or forecasts of future events and views as of the date of this press release. Allego anticipates that subsequent events and developments will cause Allego’s assessments to change. However, while Allego may elect to update these forward-looking statements at some point in the future, Allego specifically disclaims any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Allego’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.